Filed by: GMO Series Trust (File No. 333-174627)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: GMO Trust (File No. 002-98772)

[DRAFT EMAIL TEMPLATE FOR RIA USE WITH INDIVIDUAL SHAREHOLDERS]

Dear [client],

We wanted to let you know about an important proxy vote in which you are entitled to participate as a shareholder of GMO [XXX] Series Fund. You likely have received information about this previously, and we wanted to make sure you were aware of it and encourage you to submit your vote as soon as possible if you haven’t already.

Brief Description of Proposal

GMO is a company that manages some funds we hold on your behalf. GMO is reorganizing some of those funds to achieve efficiencies without impacting any of the underlying investment exposures. Specifically, our clients are currently invested in a “feeder fund” which in turn invests in a “master fund” which in turn invests in underlying securities. The proposal would simply collapse the master feeder structure, resulting in our clients investing directly in the “master fund”. There is no cost to this change for shareholders, and the direct investment in the “master fund” will make our lives a little simpler. This reorganization requires the approval of shareholders, hence the vote. We recommend that you vote “FOR” the proposal.

How to vote

Voting is super easy and takes less than 2 minutes.

If you receive regulatory documents in hard copy, [in the next few days] you will receive a proxy reminder in the mail with clear and simple instructions to vote. Don’t worry if you don’t have materials previously mailed to you—the new materials will have everything you need to vote, including a pre-addressed and stamped envelope.

If you are signed up for electronic delivery, [on Friday, October 23, 2020 between 3pm-4pm Eastern Time] you [will receive/received] one or more emails entitled “GMO FUNDS Special Meeting”. This will come from [Charles Schwab, Fidelity/National Financial Services, Pershing] or wherever you have your account(s). Simply click the “Vote Now” button in that email, and you will be taken to a page where you can easily cast your vote by clicking (hopefully) “FOR,” and then “Submit.” You will get a separate email for each fund you hold, in each account, so you may get several. It is important to click the link in each of these separate emails and cast your vote for each one.

Finally, if you have not voted, you may receive a phone call from the funds’ proxy solicitation firm. Voting over the phone is incredibly easy and will take less than 2 minutes of your time so if you have two minutes, please take the call.

Thank you,

[------]